Exhibit 99.3

Management’s Discussion and Analysis of Financial Position and Operating Results

Cascades

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the six-month and three-month periods ended June 30, 2005 and 2004 and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at August 9, 2005, the date of approval of the MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms ‘‘we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-GAAP measures section.

The Company

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.

Although the Company believes that its product, integration level, market and geographical diversification help to mitigate the adverse effects of industry conditions, the markets for some of its products are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Company is also affected by the variation of the Canadian dollar against the U.S. dollar and the euro.

Divestiture of assets

During the fourth quarter of 2004, the Company initiated a divestiture plan to dispose of substantially all of the distribution activities of its Fine Papers and Tissue Papers segments. This decision resulted from a review of the strategic plan of the Company which concluded that future developments would be through its Packaging and Tissue manufacturing and converting activities. The Company expects to complete the assets disposal of its distribution activities by the end of the year 2005.

Consequently, the assets, liabilities, results and cash flows of the distribution activities have been reclassified as assets held for sale. The financial information as it relates to the assets held for sale is as follow:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of dollars, except amounts per share)	2005	2004	2005	2004
Condensed balance sheet (1)
Current assets			108	126
Long-term assets			5	9
Current liabilities			25	29
Condensed statement of earnings
Sales	99	110	212	217
Depreciation and amortization	—	—	—	1
Operating income, including gain on disposal	2	1	7	3
Interest expense	—	1	1	1
Provision for income taxes	1	—	2	1
Net earnings, including gain on disposal, from assets held for sale	1	—	4	1
Net earnings per share, including gain on disposal, from assets held for sale	$0.02	$—	$0.05	$0.01
Condensed statement of cash flows
Cash flow from operating activities	11	2	7	(5)
Cash flow from investing activities	—	—	14	—
Cash flow from financing activities	(11)	(2)	(7)	5

(1) As at December 31, 2004 for the condensed balance sheet items

During the first quarter of 2005, the Company completed the sale of its distribution activities of the Tissue paper segment for a total net consideration of $15.7 million. The disposal of the net assets resulted in a gain of $1.2 million before related income taxes of $0.5 million.

Overview

Quarter ended June 30, 2005 compared with quarter ended June 30, 2004  In the second quarter of 2005, sales increased by 8% and operating income was 7% higher than 2004. The Company’s shipments and pricing for its products were higher in most operating business sectors. This was, however, partially offset by the 9.2% strengthening of the Canadian dollar against the U.S. when compared with the same period in 2004.

Selected Consolidated Information

For the three-month periods ended June 30	As reported		Excluding specific items (1)
(in millions of dollars, except amounts per share)	2005	2004	2005	2004
Sales (amount net of eliminations)
Packaging	645	577
Tissue Papers	176	184
Fine Papers	179	180
Assets held for sale	(99)	(110)
	901	831
Operating income (loss) before depreciation and amortization “OIBD” (1)
Packaging	42	51	45	50
Tissue Papers	28	19	28	19
Fine Papers	(1)	(1)	(1)	(1)
Corporate	6	(2)	(1)	(2)
Assets held for sale	(2)	(1)	(2)	(1)
	73	66	69	65
OIBD/sales	8.1%	7.9%	7.7%	7.8%
Operating income	29	27	25	26
Net earnings	4	(3)	4	5
per common share	$0.05	$(0.03)	$0.05	$0.07
Cash flow from operations (1)	38	42
per common share (1)	$0.47	$0.51

(1) see the supplemental information on non-GAAP measures

Other Selected Information

For the three-month periods ended June 30	2005	2004
Shipments (in thousands of short tons)
Packaging (2)	458	442
Tissue	104	104
Fine Papers	68	78
	630	624
Currency - average rate
$Can vs $U.S.	$0.804	$0.736
$U.S. vs $Can	$1.244	$1.359
Euro vs $Can	$1.567	$1.638

(2) Packaging includes paper mill shipments from the Specialty Products Group

The following table shows the historical movement of average benchmark list prices for some of our key products:

Benchmark product	Q2-2005	Q1-2005	Q4-2004	Q3-2004	Q2-2004
Packaging (US$/short ton)
-Recycled boxboard - 20-pt. clay coated	715	715	715	695	685
-Linerboard-unbleached kraft, 42 lb.-Eastern U.S.	490	500	500	500	462
Tissue papers (index 1999 = 1,000)	1,339	1,287	1,285	1,227	1,120
Fine papers (US$/short ton)
-Uncoated fine paper-offset, 50 lb. rolls	753	733	750	715	652
-Coated fine paper-No. 3 grade, 60 lb rolls	920	870	870	827	765

Source Cascades based on industry sources. Tissue papers index represents a mix of primary and converted products.

Recycled and virgin fibres are the primary raw materials used in the manufacture of our products and represent the highest production cost. List prices for these raw materials fluctuate considerably and are heavily influenced by economic conditions and foreign demand. The following table shows the historical movement of average benchmark list prices, listed in U.S. dollars, for some of the grades of recycled paper and virgin pulp used in the manufacturing process:

Benchmark product	Q2-2005	Q1-2005	Q4-2004	Q3-2004	Q2-2004
Recycled paper (US$/short ton)
-Old corrugated containers - Average U.S.	90	88	78	82	91
-Sorted office papers - Eastern U.S.	93	116	125	138	118
Virgin pulp (US$/metric tonne)
-Northern bleached softwood kraft - Eastern U.S.	653	670	630	670	660
Natural gas - US$/MMBtu (Spot)	6.73	6.27	6.95	5.79	6.00

Source Cascades based on industry sources

Quarter ended June 30, 2005 compared with quarter ended June 30, 2004

Sales                  Sales increased by $70 million, or 8%, to $901 million for the quarter, versus $831 million for 2004.

Net business acquisitions over the last twelve months contributed $70 million in sales during the quarter. On August 24, 2004, the company increased its participation from 50% to 100% in Dopaco Inc. Consequently, its results were consolidated proportionately between October 1, 2003 and August 24, 2004 and have been fully consolidated since that date. Given this treatment, the total contribution of Dopaco is $61 million of additional sales for 2005 compared with 2004. In addition, the other businesses acquired in 2004 contributed an additional $9 million in sales during the period.

Following input cost increases throughout 2004, the net average selling prices were higher in most business segments except for our boxboard operations. These price increases more than offset the strengthening of the Canadian dollar against the U.S. dollar in comparison with 2004. As for the European boxboard operations average selling price declined slightly in euro per ton. The price reduction is mainly due to overcapacity on the European market resulting from lower exports to Asia. This decrease was amplified by the 4% depreciation of the euro against the Canadian dollar as compared to 2004. .

The appreciation of the Canadian dollar has had a direct impact on export prices and on Canadian dollar prices in the domestic market, as several of the Company’s products are priced in U.S. dollars. It also limited the impact of the increases of U.S dollar pricing. Overall, shipments were slightly higher compared with 2004 with the exception of the Fine Paper sector due to additional downtime taken and longer than expected start-up of new equipment installed at the St-Jérôme mill.

Operating income before depreciation and amortization  The Company generated operating income before depreciation and amortization of $73 million for the quarter, compared with $66 million for 2004. Operating income before depreciation and amortization margin remained stable at 8.1% for the quarter, compared with 7.9% for the corresponding period in 2004. Operating income before depreciation and amortization for 2005 includes a $7 million gain related to the disposition of a building by the corporate sector, a $2 million impairment loss on property, plant and equipment by a joint-venture Company and a $1 million unrealized loss on derivative commodity instruments of certain swap contracts entered into by a joint-venture company. Excluding these specific items, the operating income before depreciation and amortization increased by 6% to $69 million from $65 million in 2004.

Higher prices and the business acquisitions realized over the last twelve months more than offset the negative impact of higher energy and transportation costs. However, one of the most important factors was the strengthening of the Canadian dollar which impacted negatively on operating income before depreciation and amortization by approximately $14 million.

In general, our primary raw material prices were stable or down compared with 2004 and our costs were positively affected by a stronger Canadian dollar. The monthly US$ average list price for old corrugated containers (OCC), mostly used by our Containerboard Group, remained stable at $90 when compared with 2004. The monthly average list price for sorted office papers (SOP), primarily used by our Tissue Paper and Boxboard Groups, was 21% down, while the price of Northern Bleached Softwood Kraft Pulp (NBSK) mainly used by our Fine Papers Group, decreased by 1% during the same period.

As for natural gas, the pricing reference increased by 10% in Canada and by 12% in the United States when compared to 2004.

OIBD variance analysis (in millions of dollars)	Packaging	Tissue Papers	Fine Papers	Corporate	Assets held for sale (2)	Consolidated
OIBD for the three-month period ended June 30, 2004	51	19	(1)	(2)	(1)	66
Positive (negative) impact from:
Sales volume	11	—	(1)	—	(1)	9
Selling price	(9)	19	11	(2)	—	19
Raw materials	6	(1)	(5)	—	—	—
Energy	(2)	(1)	—	—	—	(3)
Variation of the Canadian dollar (1)	(10)	(4)	(3)	2	1	(14)
Other costs and variation of efficiencies	(6)	(4)	(2)	1	(1)	(12)
Business acquisitions	5	—	—	—	—	5
OIBD excluding specific items	46	28	(1)	(1)	(2)	70
Specific items	(4)	—	—	7	—	3
OIBD for the three-month period ended June 30, 2005	42	28	(1)	6	(2)	73

(1) Foreign exchange impact is based on the Company’s national and export sales less purchases that are impacted by the $Can/$US variation.

(2) Assets held for sale data are included in the Tissue ans Fine Papers segments.

Quarterly segmented analysis

Packaging products

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
Packaging	2005	2004	2005	% sales	2004	% sales	2005		2004		2005	2004
Boxboard
Manufacturing - North America	58	61	—	—	1	1.6	81 st		84 st		718	732
Manufacturing - Europe	121	117	3	2.5	3	2.6	142 st		129 st		855	901
Converting	186	119	12	6.5	12	10.1	5,351 carton		2,864 carton
Others and eliminations	(3)	12	(3)	—	3	—
	362	309	12	3.3	19	6.1
Containerboard (1)
Manufacturing	90	85	3	3.3	(1)	(1.2)	184 st		181 st		483	470
Converting	130	125	12	9.2	16	12.8	1,791 msf		1,737 msf		73	72
Others and eliminations	(49)	(47)	3	—	1	—
	171	163	18	10.5	16	9.8

Specialty products	134	131	12	9.0	16	12.2	51 st	(2)	48 st	(2)
Eliminations	(15)	(11)	—	—	—	—
	652	592	42	6.4	51	8.6	458 st		442 st

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

(2) Consists of the paper manufacturing shipments only.

Sales of the Packaging products segment increased by $60 million, or 10%, amounting to $652 million for the quarter, compared with $592 million for the same period in 2004. The additional contribution of new businesses acquired during the last twelve months combined with price increases in the containerboard sector more than offset lower realized prices in the boxboard sector and mitigated the impact on general pricing caused by the appreciation of the Canadian dollar.

Sales for the Boxboard Group amounted to $362 million for the quarter, compared with $309 million for the same period in 2004. Excluding Dopaco’s additional contribution of $61 million, sales actually decreased by $8 million or 2% due to lower shipments for our primary board mills and the closed operations of the Fjordcell Kraft pulp mill during the quarter, due to a work stoppage. Over the course of this period, shipments by primary mills decreased by approximately 3.5% in North America, due to a change in product mix and customer portfolio. Shipments increased by approximately 10% in Europe due to lower downtime and better demand compared with 2004. In addition, net selling prices in North America increased in $US during the period but were more than offset by the strengthening of the Canadian dollar. In Europe, average selling prices in euro decreased by 1% resulting from difficult conditions in the European board market due to overcapacity following lower export to Asia.

Sales for the Containerboard Group increased by $8 million amounting to $171 million for the quarter, compared with $163 million for the same period in 2004 or a 5% increase. The acquisition of the Lancaster (New-York) converting plant in August 2004 contributed $3 million of additional sales in 2005. Shipments increased by 2% in the manufacturing sector over the period while average selling prices slightly increased by 3%.

Shipments of corrugated products slightly increased by 3% compared with 2004, helped by additional volume generated by acquisitions. Also, market conditions allowed for the gradual implementation throughout 2004 of certain price increases that more than offset the negative impact of a stronger Canadian dollar. The average selling prices increased by 1% when compared to the second quarter of 2004. This sector’s North-American integration level, reflecting the percentage of the containerboard’s mills production sold internally to the company’s own box or sheet plants, decreased to 63% in 2005, compared with 65% in 2004 mostly due to market related downtime taken in the second quarter of last year. During the quarter, Norampac disclosed a reorganization plan of its Quebec and United States corrugated product operations. As part of this plan, the Montreal plant will be close in the second quarter of 2006, following an investment plan totalling $30 million for other Quebec facilities. Also, the Buffalo plant activities wil be transferred to the Lancaster plant, scheduled for August 2005.

The acquisition of the remaining 50% participation in the Greenfield pulp mill in France realized in the second quarter of 2004, resulted in the Specialty Products Group increasing sales by $3 million, or 2%, to $134 million for the quarter, compared with $131 million for the same period in 2004. Most operating assets performed well during the period and this group benefited from a stronger contribution from its de-inked pulp mills.

Operating income before depreciation and amortization for the Packaging Products segment was $42 million for the quarter, compared with $51 million for the same period in 2004. Operating income before depreciation and amortization for 2005 includes a $2 million impairment loss on property, plant and equipment by a joint-venture company and a $1 million unrealized loss on derivative commodity instruments of certain swap contracts entered into also by a joint-venture company. Excluding these specific items, the operating income before depreciation and amortization decreased by 10% to $45 million from $50 million in 2004. The decrease of $5 million is mainly due to costs related with the six week start-up on the Fjordcell pulp mill last June following a seven-month work stoppage, the difficult market conditions prevailing in the boxboard sector and the negative impact of the strengthening of the Canadian dollar of approximately $10 million. These elements were however offset, in part, by the full consolidation of the results of Dopaco since August 24, 2004.

Tissue Group (including assets held for sale)

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
Tissue	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing & converting	178	171	28	15.7	18	10.5	104 st	104 st	1,672	1,528
Distribution	—	23	—	—	1	4.3
Éliminations	—	(9)	—	—	—	—
	178	185	28	15.7	19	10.3

Sales of the Tissue Group decreased by $7 million, or 4%, to $178 million for the quarter, compared with $185 million for the same period in 2004 due to the sales of its business distribution activities that occurred at the end of the first quarter of 2005. These activities contributed for $23 million of sale in 2004, or 12%. Average net realized prices were 9% higher during the quarter, in comparison with the corresponding period in 2004, as a result of prices increases implemented during 2004 and the beginning of 2005. Shipments remained stable in 2005. The integration rate (i.e. converted products sold vs. parent rolls) increased from 58% for the second quarter of 2004 to 63% in the same period in 2005.

The Tissue Group generated operating income before depreciation and amortization of $28 million for the quarter compared with $19 million for the same quarter in 2004. Higher net realized selling prices more than compensate the higher energy and freight costs and the negative impact from the strengthening of the Canadian dollar. This strengthening of the Canadian dollar had a negative impact of approximately $4 million for the quarter. Operating income before depreciation and amortization was also negatively affected by approximately $3 million due to the ramp-up of the Memphis mill and converting plants in Arizona and Calgary.

Fine Papers Group (including assets held for sale)

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
Fine papers	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing	91	98	(3)	(3.3)	(3)	(3.1)	68 t.c.	78 t.c.	1,163	1,126
Distribution	107	102	2	1.9	2	2.0
Eliminations	(16)	(17)	—	—	—	—
	182	183	(1)	(0.5)	(1)	(0.5)

Sales of the Fine Papers Group were stable to $182 million for the quarter, compared with $183 million for the same period in 2004. The pricing of our products increased in the second half of 2004 and during the quarter due to better market conditions and higher operating levels in the coated and uncoated paper markets. However, these price increases were affected by the strengthening of the Canadian dollar against the U.S. dollar. Shipments decreased 13% when compared with 2004 as our production units took more market-related downtime for some products due to lower demand and increased foreign imports. The distribution division, Cascades Resources, contributed total sales of $107 million during the quarter, compared with $102 million in 2004. Cascades Resources shipments of paper products were 7% higher compared with the same period in 2004 but resale price per ton showed a reduction of 2% as compared with 2004.

Operating income before depreciation and amortization for the Fine Papers Group was negative by $1 million for the quarter and for the same period in 2004. Better selling prices has not allowed to improve those results as compared to 2004 due to the increase cost of market pulp and to the strengthening of the Canadian dollar which had negative impact of $3 million during the quarter.

Six-month period ended June 30, 2005, compared with the six-month period ended June 30, 2004

Selected Consolidated Information

For the six-month periods ended June 30	As reported		Excluding specific items (1)
(in millions of dollars, except amounts per share)	2005	2004	2005	2004

Sales (amount net of eliminations)
Packaging	1,248	1,113
Tissue Papers	354	352
Fine Papers	354	346
Assets held for sale	(212)	(217)
	1,744	1,594
Operating income (loss) before depreciation and amortization “OIBD” (1)
Packaging	93	96	94	90
Tissue Papers	49	37	48	37
Fine Papers	(3)	(4)	(3)	(4)
Corporate	2	(5)	(5)	(5)
Assets held for sale	(7)	(4)	(6)	(4)
	134	120	128	114
OIBD/sales	7.7%	7.5%	7.3%	7.2%
Operating income	46	42	40	36
Net earnings	4	(9)	3	—
per common share	$0.05	$(0.11)	$0.04	$—
Cash flow from operations (1)	69	73
per common share (1)	$0.85	$0.89

(1) see the supplemental information on non-GAAP measures

Other Selected Information

For the six-month periods ended June 30	2005	2004

Shipments (in thousands of short tons)
Packaging (2)	897	884
Tissue	203	200
Fine Papers	136	143
	1,236	1,227
Currency - average rate
$Can vs $U.S.	$0.809	$0.747
$U.S. vs $Can	$1.235	$1.339
Euro vs $Can	$1.587	$1.643

(2) Packaging includes paper mill shipments from the Specialty Products Groups

Sales                  Sales increased by $150 million, or 9.4%, to $1.744 billion for the six-month period ended June 30, 2005, versus $1.594 billion for the same period in 2004.

Business acquisitions over the last twelve months contributed $134 million in sales during the six-month period ended June 30, 2005. On August 24, 2004, the company increased its participation from 50% to 100% in Dopaco Inc. Consequently, its results were consolidated proportionately between October 1, 2003 and August 24, 2004 and have been fully consolidated since that date and contributed $114 million in additional sales for the six-month period ended June 30, 2005. In addition, the businesses acquired in 2004, contributed an additional $20 million in sales during the same period.

Following input cost increases throughout 2004, the net average selling prices were higher in most business segments except for our boxboard operations. These prices increases more than offset the 8.3% strengthening of the Canadian dollar against the U.S. dollar in comparison with 2004. This change in the Canadian dollar has had a direct impact on export prices, but has also contributed to reducing Canadian dollar prices in the domestic market, because several of the Company’s product lines are priced in US dollars.

Overall, shipments were higher compared with 2004 with the exception of the Fine Paper sector due to additional downtime taken and longer than expected start-up of new equipment installed at the St-Jérôme mill.

Operating Income before depreciation and amortization   The Company generated operating income before depreciation and amortization of $134 million for the six-month period ended June 30, 2005, compared with $120 million for the same period in 2004, representing a 12% increase. The margin is at 7.7% for the six-month period ended June 30, 2005, compared with 7.5 % for the corresponding period in 2004. The cumulative 2005 operating income before depreciation and depreciation includes a $4 million gain related to the disposition of a building by a joint-venture company, a $1 million impairment loss on an investment in a significantly influenced company of a joint venture, a $7 million gain related to the disposition of a building of the corporate sector, a $2 million impairment loss on property, plant and equipment by a joint-venture company and a $2 million unrealized loss on derivative commodity instruments of certain swap contracts entered into also by a joint-venture company.

Higher prices mainly in the Containerboard, Tissue and Fine Paper sectors and the business acquisitions realized over the last twelve months more than offset the negative impact of higher energy, transportation costs and start-up of new business units or projects. However, one of the most important factors was the strengthening of the Canadian dollar which impacted negatively on operating income before depreciation and amortization by approximately $27 million.

OIBD variance analysis (in millions of dollars)	Packaging	Tissue Papers	Fine Papers	Corporate	Assets held for sale (2)	Consolidated
OIBD for the six-month period ended June 30, 2004	96	37	(4)	(5)	(4)	120
Positive (negative) impact from:
Sales volume	15	2	(1)	(4)	(2)	10
Selling price	2	32	16	—	—	50
Raw materials	9	(5)	(8)	—	—	(4)
Energy	(3)	(1)	—	—	—	(4)
Variation of the Canadian dollar (1)	(21)	(6)	(4)	4	—	(27)
Other costs and variation of efficiencies	(11)	(11)	(2)	—	—	(24)
Business acquisitions	13	—	—	—	—	13
OIBD excluding specific items	100	48	(3)	(5)	(6)	134
Specific items	(7)	1	—	7	(1)	—
OIBD for the six-month period ended June 30, 2005	93	49	(3)	2	(7)	134

(1) Foreign exchange impact is based on the Company’s national and export sales less purchases that are impacted by the $Can/$US variation.

(2) Assets held for sale data are included in the Tissue ans Fine Papers segments.

Year-to-date segmented analysis

Packaging products

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
Packaging - YTD	2005	2004	2005	% sales	2004	% sales	2005		2004		2005	2004
Boxboard
Manufacturing - North America	115	123	—	—	1	0.8	159 st		170 st		722	724
Manufacturing - Europe	240	236	8	3.3	10	4.2	277 st		259 st		868	911
Converting	349	231	27	7.7	20	8.7	10,113 carton		5,528 carton
Others and eliminations	(5)	15	(3)	—	5	—
	699	605	32	4.6	36	6.0

Containerboard (1)
Manufacturing	177	163	9	5.1	6	3.7	363 st		360 st		483	453
Converting	249	235	26	10.4	27	11.5	3,421 msf		3,367 msf		73	70
Others and eliminations	(95)	(89)	5	—	3	—
	331	309	40	12.1	36	11.7

Specialty products	261	250	21	8.0	24	9.6	98 st	(2)	95 st	(2)
Eliminations	(25)	(21)	—	—	—	—
	1,266	1,143	93	7.3	96	8.4	897 st		884 st

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

(2) Consists of the paper manufacturing shipments only.

Sales of the Packaging products segment increased by $123 million, or 11%, amounting to $1.266 billion for the six-month period ended June 30, 2005, compared with $1.143 billion for the same period in 2004. The additional contribution of new businesses acquired during the last twelve months combined with price increases in the containerboard sector more than offset lower realized prices in the boxboard sector and mitigated the negative impact on general pricing caused by the appreciation of the Canadian dollar.

Sales for the Boxboard Group amounted to $699 million for the six-month period ended June 30, 2005, compared with $605 million for the same period in 2004. Excluding Dopaco’s contribution of $114 million, sales actually decreased by $20 million, or 3%. Over the course of this period, shipments by primary mills decreased by approximately 6% in North America, due to difficult market conditions, but increased approximately 7% in Europe. In addition, net selling prices in North America increased in $US during the period but were more than offset by the strengthening of the Canadian dollar. In Europe, average selling prices in euros decreased slightly resulting from difficult conditions in the European board market due to overcapacity following lower export to Asia.

Sales for the Containerboard Group increased by $22 million amounting to $331 million for the six-month period ended June 30, 2005, compared with $309 million for the same period in 2004. The impact of the acquisition of the Lancaster (New-York) converting plant in August 2004 contributed $6 million of additional sales in 2005. Shipments increased by 1% in the manufacturing sector over the period while average selling prices increased by 7%.

Shipments of corrugated products slightly increased by 2% compared with 2004, helped by additional volume generated by acquisitions. Also, market conditions allowed for the gradual implementation throughout 2004 of certain price increases that more than offset the negative impact of a stronger Canadian dollar. The average reported selling prices in Canadian dollars increased 4% when compared to the same period of 2004.

Sales for the Specialty Products Group increased by $11 million, or 4%, to $261 million for the six-month period ended June 30 2005, compared with $250 million for the same period in 2004 due mainly to the acquisition of the remaining 50% participation in the Greenfield pulp mill in France realized in the second quarter of 2004.

Packaging segment operating income before depreciation and amortization stood at $93 million for the six-month period ended June 30, 2005 compared with $96 million for the same period in 2004, representing a 3% decrease. Operating income before depreciation and amortization includes a $4 million gain related to the disposition of a building by a joint-venture company, a $1 million impairment loss on an investment in a significantly influenced company of a joint venture, $2 million impairment loss on property, plant and equipment by a joint-venture company and a $2 million unrealized loss on derivative commodity instruments of certain swap contracts entered into also by a joint-venture company. Excluding these specific items, the operating income before depreciation and amortization increased by 4% to $94 million from $90 million in 2004. The increase of $4 million is mainly due to the full consolidation of the results of Dopaco since August 24, 2004, higher selling prices in the containerboard sector and higher business activities in the specialty products group. The operating income before depreciation and amortization was also affected by additional cost related with the six week start-up on the Fjordcell pulp mill in June following a seven-month work stoppage, the difficult market conditions prevailing in the boxboard sector and the strengthening of the Canadian dollar for approximately $21 million.

Tissue Group

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
Tissue - YTD	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing & converting	345	325	47	13.6	36	11.1	203 t.c.	200 t.c.	1,630	1,513
Distribution	22	44	2	9.1	1	2.3
Éliminations	(9)	(16)	—	—	—	—
	358	353	49	13.7	37	10.5

Sales of the Tissue Group remained relatively flat, amounting to $358 million for the first six-months of 2005, compared with $353 million for the same period in 2004 despite the sale of its distribution activities that occurred at the end of the first quarter of 2005. These activities contributed for $44 million of sale in 2004 compared with $22 million in 2005. Average net realized prices were 8% higher in 2005, in comparison with the corresponding period in 2004, as a result of prices increases implemented during 2004 and the beginning of 2005. Shipments remained stable in 2005.

Tissue Group operating income before depreciation and amortization stood at $49 million for the six-month period ended June 30, 2005, compared with $37 million for the same period in 2004, an increase of 32%. This Group benefited from an increase in the average realized Canadian dollar price of jumbo rolls and converted products. This strengthening of the Canadian dollar had a negative impact of approximately $6 million for the semester. Operating income before depreciation and amortization was also negatively affected by approximately $5 million due to the ramp-up of the Memphis mill and converting plants in Arizona and Calgary. Operating income before depreciation and amortization for 2005 also includes a $1 million gain related to the disposition of the distribution activities that occurred March 31, 2005 for a net consideration of $15.7 million.

Fine Papers Group

	Sales		OIBD				Shipments		Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)		(in dollars/unit)
Fine papers - YTD	2005	2004	2005	% sales	2004	% sales	2005	2004	2005	2004
Manufacturing	179	181	(8)	(4.5)	(8)	(4.4)	136 t.c.	143 t.c.	1,153	1,123
Distribution	214	202	5	2.3	4	2.0
Éliminations	(33)	(32)	—	—	—	—
	360	351	(3)	(0.8)	(4)	(1.1)

Sales for the Fine Papers Group increased by $9 million, or 3%, to $360 million for the six-month period ended June 30, 2005, compared with $351 million for the same period in 2004. The pricing of our products increased in the second half of 2004 and at the beginning of 2005 due to better market conditions and higher industry operating levels in the coated and uncoated paper markets. However, these price increases were affected by the strengthening of the Canadian dollar against the U.S. dollar while shipments decreased by 5% compared with the first six months of 2004 due to more market-related downtime taken for some products due to lower demand and increased foreign imports. The distribution division, Cascades Resources, contributed total sales of $214 million for the first six months of 2005, compared with $202 million in 2004. Cascades Resources shipments of paper products were 11% higher compared with the same period in 2004 but resale price per ton showed a reduction of 4% as compared with 2004.

Fine Papers Group operating income before depreciation and amortization stood at a negative $3 million for the six-month period ended June 30, 2005, compared with a negative amount of $4 million for the same period in 2004. Better selling prices, which were affected by the increase cost of market pulp, contributed to this improvement. However, the strengthening of the Canadian dollar negatively impacted profitability by approximately $4 million during the first six months compared with 2004.

Other items analysis

Depreciation and amortization  Depreciation and amortization increased to $88 million in 2005, from $78 million for the corresponding period of 2004, primarily as a result of recent business acquisitions and capital expenditures.

Impairment loss on property, plant and equipment  In the second quarter of 2005, a joint-venture recorded an impairment loss of $4 million related to the property, plant and equipment of its corrugated products plant located in Buffalo, NY which is part of the Packaging products segment. The Company’s share amounted to $2 million. The joint venture decided to permanently shutdown this facility in August 2005. The net book value of the assets has been written down to their fair value representing the present value of the estimated net proceeds from dismantling, redeployment or disposal.

Unusual items  During the first quarter of 2005, a joint venture realized a gain of $4 million on the disposal of a building of one of its corrugated products plant and an impairment loss on investments in a significantly influenced company of $1 million. During the second quarter of 2005, the Company sold a warehouse of the corporate sector resulted in a gain of $11 million. A gain of $7 million has been recorded in earnings, and the remaining portion of the gain has been deferred and will be amortized over the term of a 2 year lease agreement entered into with the buyer.

Operating income   As a result of the above, operating income for the quarter increased by 7% to $29 million, compared with $27 million for the same period in 2004. Operating margins remained stable at 3.2%. Operating income for the first half of 2005 amounted to $46 million, compared with $42 million in 2004, representing a 2.6% margin.

Excluding specific items, operating income for the quarter stood at $25 million ($40 million for the first six months), compared with  $26 million ($36 million for the first six months) for the same period in 2004.

Interest expense   Interest expense increased slightly to $41 million compared with $39 million in 2004. The debt level has increased when compared to 2004 but the strengthening of the Canadian dollar contributed to reducing the interest expense on the Company’s US-denominated debts.

Swap agreement   During the first quarter of 2005, the Company entered into an interest rate swap agreement for a notional amount of US$125 million maturing in 2013 in relation to the Company’s 7.25% unsecured senior notes. As this instrument was not designated as a hedge, an unrealized loss of $0.7 million was recorded in earnings in the first quarter. During the second quarter, the Company early-settled this swap agreement and a realized gain of $3 million has been recorded in earnings (included in specific items).

Foreign exchange loss on long-term debt   In 2005, the Company recorded a foreign exchange loss of $9 million on its own and its joint venture US-denominated debts, as the Canadian dollar went from $0.831 against the US dollar as at December 31, 2004 to $0.816 as at June 30, 2005. This compares with a loss of $16 million in 2004. This loss had no impact on the Company’s liquidity.

Provision for income taxes   The income tax provision for the six-month period ended June 30, 2005 amounted to zero and $2 million for the quarter ended June 30, 2005. Excluding the impact of specific items, the tax rate would have been approximately 33%.

Net earning (loss)   As a result of the foregoing factors, net earnings for the quarter ended June 30, 2005 increased by $7 million to $4 million, or $0.05 per share versus a net loss of $3 million, or $0.03 per share, for the same period in 2004. For the first six months of 2005, net earnings amounted to $4 million, or $0.05 per share compared with a net loss of $9 million, or $0.11 per share in 2004.  Net earnings excluding specific items for the second quarter of 2005, amounted to $4 million ($3 million for the first six months), or $0.05 per share ($0.04 per share for the first six months), compared with $5 million (no net earnings for the first six months) or $0.07 per share ($0.00 per share for the first six months) in the same period in 2004.

Liquidity and capital resources

Cash flows from operating activities from continuing operations   Cash outflows from operating activities totalled $36 million for 2005 (cash inflows of $23 million for the last quarter), compared with a cash inflow of $31 million ($27 million for the quarter) for the same period in 2004. In 2005, changes in non-cash working capital components amounted to a use of funds of $105 million compared to a use of funds of $42 million in 2004. This use of cash is mainly attributable to an increase in inventories of finished products due to lesser than anticipated demand and to an increase in our raw materials levels as part of our overall purchasing strategy. Accounts receivable have also increased due to the higher level of sales in 2005.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $69 million in 2005, or $0.85 per share ($38 million for the quarter - $0.47 per share) compared with $73 million or $0.89 per share ($42 million for the quarter - $0.41 per share) for the same period in 2004. This cash flow measure is important for the Company in order to pursue its capital expenditures program and reduce its indebtedness.

Investing activities from continuing operations   In 2005, investment activities required total cash resources of $54 million. The Company invested $61 million in property, plant and equipment. The major capital projects realized in 2005 for each business segment were the completion of the 2005 projects in the Fine Paper Group, the beginning of capital projects in the Tissue Group to install a new converting line in Wisconsin and to upgrade the paper machine in Candiac, which should be in operation during the third quarter of 2005. We also added in 2005, new equipment at our Memphis Tissue mill which began its operations in the fourth quarter of 2004.

The Company also invested $8 million to acquire the packaging business of Dover Industries Limited, located in Canada, for the converting business of its Boxboard Group.

During the first quarter of 2005, a joint venture of the Company, sold a building for an amount of $4 million. During the second quarter of 2005, the Company sold a warehouse of the corporate sector for an amount of $15 million.

Financing activities from continuing operations   During the first six months the Company borrowed an additional $146 million on its revolving facilities following the repayment of the balance of the 2004 purchase price of Dopaco in the amount $57 million (USD$46 million) and also due to the cash used by the working capital. It also redeemed 177,400 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $2 million.

Taking into account these transactions and the $7 million in dividends paid out during 2005, financing activities generated $77 million in liquidity.

Assets held for sale   On March 31, 2005, the Company sold the distribution activities of its Tissue papers segment for a total net consideration of $15.7 million. Of the total selling price, $13.7 million was received at closing; $1 million will be received at the first anniversary date and $1 million in four instalments due March 31, 2006 to March 31, 2009.

Consolidated financial position as at June 30, 2005

The Company’s working capital stood at $638 million as at June 30, 2005, a ratio of 2.17:1. At year-end 2004, working capital stood at $502 million a ratio of 1.82:1.

Long-term debt, including the current portion, increased to $1.323 billion as at June 30, 2005, following the cash requirements of the first half of 2005, compared with $1.226 billion as at December 31, 2004. The current portion of long-term debt decreased by $53 million, mainly as a result of the balance of purchase price paid for Dopaco, in the amount of $57 million which was increased by $5 million compared with 2004. The Company had $207 million available under its $500 million revolving credit facility at the end of the second quarter. The net funded debt to total capitalization ratio increased from 47.3% as at December 31, 2004 to 49.8% as at June 30, 2005.

Including the results of the quarter, the dividend paid out and the cumulative translation adjustments which decreased by $24 million compared with December 31, 2004, shareholders’ equity decreased to $1.031 billion or $12.69 per share as at June 30, 2005 compared to $1.059 billion as at December 31, 2004, or $13.02 per share.

The liquidity available via the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which budget estimates place at approximately $120 million for 2005 including our share of our joint venture, Norampac, estimated at $40 million. This budgeted amount may be revised during the course of this year, depending on the cash flow generated by operations.

Capital stock information

As at June 30, 2005, the capital stock issued and outstanding consisted of 81,196,740 common shares (81,361,580 as at December 31, 2004) and 2,134,607 stock options were issued and outstanding (1,756,986 as at December 31, 2004).

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
Toronto Stock Exchange (CAS: TSX)	2005	2004	2005	2004
High	$13.15	$14.53	$13.95	$14.53
Low	$11.13	$12.00	$11.13	$11.21
Volume	5,184,000	6,422,000	11,569,000	14,391,000

Outlook

Packaging   The Boxboard Group is currently confronted to difficult market conditions, especially in recycled grades in both Europe and North-America. Further market related downtime is expected in order to decrease inventory levels as overall backlogs remain low. On the converting side, this group should continue to benefit from the integration of the clientele acquired in Canada from the packaging division of Dover Industries Limited at the beginning of 2005.

The Containerboard Group intends to continue focusing on increasing its integration/converting rate and also maintaining the right balance between production and inventory levels. Prices in this sector have however recently slipped and North-American box demand appears to be weaker. On the cost side, this sector should benefit from a relatively stable OCC (Old Corrugated Containers) prices offset by higher energy and freight expenses.

The Speciality Products Group should, as a net seller of open market de-inked pulp, continue to benefit from a stable to downward short-term trend for waste papers, partly offset by higher energy and freight expenses. The Group remains actively engaged in product development activities which may lead to the introduction of new packaging solutions over the next few quarters.

Tissue   Overall, fundamental demand for tissue remains healthy and the company anticipates that market conditions will remain favour-able. Our operations are anticipated to benefit from a relatively stable or improved pricing environment and a stable to downward short-term trend for sorted office papers, the main type of recycled papers we use within this Group. The Group intends to continue to ramp-up the Memphis paper machine and remains much focused on increasing converted products sales at the recently deployed converting facilities in Arizona and Calgary.

Fine Papers   The Fine Papers Group is facing very challenging times. The Thunder Bay coated paper mill is showing positive signs in its cost reduction efforts but has difficulty implementing sustained price increases. The company is currently evaluating different scenarios in regards to this mill in order to further reduce its fixed cost structure. As for the St-Jérôme uncoated paper mill, we expect it to benefit from a recent upgrade of its largest paper machine that should reduce costs going forward and improve quality. As for the distribution assets, which are currently classified as held for sale, Cascades remains confident it can complete their divestiture before the end of 2005.

Finally, we intend to continue to take action throughout the year on certain strategic initiatives which include increasing our integration levels, the optimization of less performing assets and the possible divestiture of other non-strategic businesses. We also intend to be particularly focused in minimizing our energy consumption, directly addressing the challenges posed by higher energy costs.

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used, as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components, and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, and net earnings per common share, excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures, excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business unit, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP, is reconciled below to operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of dollars)	2005	2004	2005	2004
Net earnings (loss)	4	(3)	4	(9)
Net earnings from assets held for sale	(1)	—	(4)	(1)
Share of results of significantly influenced companies	(1)	—	(2)	(1)
Provision for income taxes	2	1	—	(2)
Foreign exchange loss on long-term debt	7	10	9	16
Realized gain on financial derivative instruments	(3)	—	(2)	—
Interest expense	21	19	41	39
Operating income from continuing operations	29	27	46	42
Specific items:
Gain on sale of assets	(7)	(4)	(11)	(4)
Impairment loss on property, plant and equipement	2	—	2	—
Impairment loss of investments in significantly influenced companies	—	—	1	—
Unrealized loss (gain) on derivative financial commodity instruments	1	3	2	(2)
	(4)	(1)	(6)	(6)
Operating income excluding specific items	25	26	40	36
Depreciation and amortization	44	39	88	78
Operating income before depreciation and amortization excluding specific items	69	65	128	114

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)				Net earnings (loss) per share (1)
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of dollars, except amounts per share)	2005	2004	2005	2004	2005	2004	2005	2004

As per GAAP	4	(3)	4	(9)	$0.05	$(0.03)	$0.05	$(0.11)
Specific items
Gain on disposal of assets	(7)	(4)	(12)	(4)	$(0.07)	$(0.03)	$(0.12)	$(0.03)
Impairment loss on property, plant and equipement	2	—	2	—	$0.02	$—	$0.02	$—
Impairment loss of investments in significantly influenced companies	—	—	1	—	$—	$—	$0.01	$—
Unrealized loss (gain) on derivative financial commodity instruments	1	3	2	(2)	$0.01	$0.03	$0.02	$(0.02)
Realized gain on derivative financial instruments	(3)	—	(2)	—	$(0.03)	$—	$(0.03)	$—
Foreign exchange loss on long-term debt	7	10	9	16	$0.07	$0.10	$0,09	$0.16
Tax effect on specific items	—	(1)	(1)	(1)	$—	$—	$—	$—
	—	8	(1)	9	$—	$0.10	$(0.01)	$0.11
Excluding specific items	4	5	3	—	$0.05	$0.07	$0.04	$—

(1) Specific amounts per share are calculated on an after-tax basis

The following table reconciles the net cash provided (used) by operating activities to operating income and operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of dollars)	2005	2004	2005	2004
Cash flow provided (used) by operating activities	23	27	(36)	31
Changes in non-cash working capital components	15	15	105	42
Depreciation and amortization	(44)	(39)	(88)	(78)
Current income taxes	12	6	21	7
Impairment loss on property, plant and equipment	(2)	—	(2)	—
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	21	19	41	39
Realized gain on derivative financial instruments	(2)	—	(2)	—
Unusual gain	7	4	10	4
Unrealized gain (loss) on derivative financial commodity instruments	(1)	(3)	(2)	2
Other non-cash adjustments	—	(2)	(1)	(5)
Operating income from continuing operations	29	27	46	42

Depreciation and amortization	44	39	88	78

Operating income before depreciation and amortization	73	66	134	120

Additional information

Additional information relating to the Company, including the annual report and AIF, is available on SEDAR at www.sedar.com.